EXHIBIT 99.3

2006 AUDITED ANNUAL FINANCIAL STATEMENTS

MANAGEMENT’S REPORT TO UNITHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte and Touche LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of the Independent Registered Chartered Accountants before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A Company’s internal control system is designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Based on this evaluation, management concluded that the Trust’s system of internal control over financial reporting was effective as of December 31, 2006.

In accordance with guidance from the U.S. Securities and Exchange Commission, the Trust excluded from its 2006 evaluation an assessment of the internal control over financial reporting relating to the Vermilion Emeraude Rep SAS operations, which was acquired on July 10, 2006 and whose financial statements constitute 26 percent and 19 percent of net and total assets, respectively, 8 percent of revenues, and 5 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Management’s assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report, which is included herein. The Report of Independent Registered Chartered Accountants expresses an unqualified opinion on management’s assessment of the Trust’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006.

("Lorenzo Donadeo")	("Curtis W. Hicks")
Lorenzo Donadeo	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President &
March 20, 2007	Chief Financial Officer

2006 Annual Report - Vermilion Energy Trust	2

REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Report of Independent Registered Chartered Accountants

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited the accompanying consolidated balance sheets of Vermilion Energy Trust and subsidiaries (the “Trust”) as of December 31, 2006 and 2005 and the related consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Trust and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2005 have been restated with respect to Note 19, Differences between Canadian and United States of America Generally Accepted Accounting Principles.

On March 20, 2007, we reported separately to the Unitholders of Vermilion Energy Trust on our audit, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which did not include Note 19, Differences between Canadian and United States Generally Accepted Accounting Principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Trust's internal control over financial reporting and an unqualified opinion on the effectiveness of the Trust's internal control over financial reporting.

("Deloitte & Touche LLP")

Independent Registered Chartered Accountants
Calgary, Canada
March 20, 2007

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Trust’s financial statements, such as the changes described in Note 19 to the financial statements. Our report to the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust dated March 20, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles, in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

("Deloitte & Touche LLP")

Independent Registered Chartered Accountants
Calgary, Canada
March 20, 2007

2006 Annual Report - Vermilion Energy Trust	3

Report of Independent Registered Chartered Accountants

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Vermilion Energy Trust and subsidiaries (the “Trust”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Vermilion Emeraude REP SAS, which was acquired on July 10, 2006 and whose financial statements constitute 26 percent and 19 percent of net and total assets, respectively, 8 percent of revenues, and 5 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Vermilion Emeraude REP SAS. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

2006 Annual Report - Vermilion Energy Trust	4

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Trust, and our report dated March 20, 2007 expressed an unqualified opinion on those financial statements (which report on the consolidated financial statements includes explanatory paragraphs relating to a restatement of the consolidated financial statements as discussed in Note 19, and our report to the Unitholders of Vermilion Energy Trust on our audit conducted in accordance with Canadian generally accepted auditing standards of the consolidated financial statements for the same period) and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to a change in accounting principle.

("Deloitte & Touche LLP")

Independent Registered Chartered Accountants
Calgary, Canada
March 20, 2007

2006 Annual Report - Vermilion Energy Trust	5

Consolidated Balance Sheets
December 31
(THOUSANDS OF CANADIAN DOLLARS)

	2006	2005
ASSETS
Current
Cash and cash equivalents	$26,950	$42,777
Accounts receivable	120,573	75,098
Crude oil inventory	4,898	10,279
Fair value of derivative instruments (Note 12)	1,624	1,166
Prepaid expenses and other	13,473	9,387
	167,518	138,707
Fair value of derivative instruments (Note 12)	4,656	-
Long-term investments (Notes 3 and 15)	27,152	19,637
Goodwill (Note 3)	19,840	19,840
Reclamation fund (Note 5)	56,357	42,198
Capital assets (Note 4)	1,187,316	891,357
	$1,462,839	$1,111,739

LIABILITIES

Current
Accounts payable and accrued liabilities	$139,672	$90,422
Distributions payable to unitholders	11,000	10,626
Income taxes payable	13,419	11,607
Fair value of derivative instruments (Note 12)	-	383
	164,091	113,038
Long-term debt (Note 6)	358,236	271,099
Asset retirement obligation (Note 5)	127,494	70,214
Future income taxes (Note 7)	224,631	160,475
	874,452	614,826
Non-controlling interest - exchangeable shares (Note 9)	51,780	38,760

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 8)	321,035	274,813
Contributed surplus (Note 8)	30,513	14,566
Accumulated earnings	663,437	516,514
Accumulated cash distributions	(478,378)	(347,740)
	536,607	458,153
	$1,462,839	$1,111,739

APPROVED BY THE BOARD

("Joseph F. Killi")	("Lorenzo Donadeo")

Joseph F. Killi, Director	Lorenzo Donadeo, Director

2006 Annual Report - Vermilion Energy Trust	6

Consolidated Statements of Earnings and Accumulated Earnings Years Ended December 31
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)
	2006	2005

REVENUE
Petroleum and natural gas revenue (Note 12)	$618,072	$529,938
Royalties	92,212	88,001
	525,860	441,937

EXPENSES
Production	96,492	72,856
Transportation	10,504	9,136
Unit compensation (Note 10)	24,383	14,000
(Gain) loss on derivative instruments (Note 12)	(349)	18,787
Interest	15,433	6,331
General and administration (Note 10)	15,839	13,241
Foreign exchange loss (gain)	12,997	(10,727)
Depletion, depreciation and accretion	162,254	122,098
	337,553	245,722

EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	188,307	196,215

INCOME TAXES (RECOVERY) (NOTE 7)
Future	(16,349)	(240)
Current and capital	42,876	25,007
	26,527	24,767

OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 9)	14,917	14,399
Non-controlling interest (Note 3)	-	(1,159)
Equity in (earnings) of affiliates (Note 3)	(60)	(263)
	14,857	12,977

NET EARNINGS	146,923	158,471

ACCUMULATED EARNINGS, BEGINNING OF YEAR	516,514	358,043

ACCUMULATED EARNINGS, END OF YEAR	$663,437	$516,514

NET EARNINGS PER TRUST UNIT (NOTE 11)
Basic	$2.30	$2.57
Diluted	$2.22	$2.49

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 11)
Basic	63,977,134	61,755,432
Diluted	73,059,877	69,395,074

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Consolidated Statements of Cash Flows Years Ended December 31
(THOUSANDS OF CANADIAN DOLLARS)
	2006	2005
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
OPERATING
Net earnings	$146,923	$158,471
Items not affecting cash:
Depletion, depreciation and accretion	162,254	122,098
Amortization of deferred charges for derivative instruments	-	4,718
Change in unrealized gains and losses and amounts accrued
relating to derivative contracts	(571)	(22,393)
Unit compensation	24,383	14,000
Equity in (earnings) of affiliates	(60)	(263)
Unrealized foreign exchange loss (gain)	12,353	(11,466)
Non-controlling interest	-	(1,159)
Non-controlling interest - exchangeable shares	14,917	14,399
Income earned on reclamation fund	(1,348)	-
Future income tax recovery	(16,349)	(240)
Funds from operations	342,502	278,165
Asset retirement costs incurred	(4,217)	(948)
Changes in non-cash operating working capital (Note 13)	(32,252)	(32,101)
	306,033	245,116
INVESTING
Drilling and development of petroleum and natural gas properties	(136,939)	(113,530)
Acquisition of petroleum and natural gas properties	(26,435)	(90,318)
Long-term investment (Note 3)	(7,500)	(12,299)
Corporate acquisition (Note 3)	(124,604)	(87,036)
Purchase of derivative instrument (Note 12)	(4,926)	-
Contributions to reclamation fund	(9,553)	(25,183)
Changes in non-cash investing working capital (Note 13)	548	(7,068)
	(309,409)	(335,434)
FINANCING
Issue of trust units for cash, net of unit issue costs	11,545	9,147
Cash distributions	(130,264)	(125,884)
Increase in long-term debt	87,137	196,084
Issue of trust units pursuant to distribution reinvestment plan	18,811	15,850
Cash acquired on shares issued by subsidiary, net of share issue costs	-	424
Changes in non-cash financing working capital (Note 13)	(1,531)	(584)
	(14,302)	95,037
Foreign exchange gain (loss) on cash held in foreign currencies	1,851	(9,062)
Net change in cash and cash equivalents	(15,827)	(4,343)
Impact on cash resulting from de-consolidation of Verenex (Note 3)	-	(17,911)
Cash and cash equivalents, beginning of year	42,777	65,031
Cash and cash equivalents, end of year	$26,950	$42,777
Supplementary information - cash payments
Interest paid	$20,320	$8,612
Income taxes paid	$47,523	$26,190

2006 Annual Report - Vermilion Energy Trust	8

Notes to the Consolidated Financial Statements - Years Ended December 31, 2006 and 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1. BASIS OF PRESENTATION

Vermilion Energy Trust (the “Trust” or “Vermilion”) was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd. (“Resources” or the “Company”), Clear Energy Inc. (“Clear”) and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (“Trust Indenture”). Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of the Plan of Arrangement, former holders of common shares of the Company received units of the Trust, exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders, as well as common shares of Clear. The Company became a subsidiary of the Trust. The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Resources.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries on a consolidated basis, all of which are wholly owned. Inter-company account balances and transactions are eliminated upon consolidation. Since December 15, 2005, Verenex Energy Inc. (“Verenex”) (Note 3) has been accounted for using the equity method.

The Trust currently has no variable interest entities of which it is the primary beneficiary and accordingly the consolidated financial statements do not include the accounts of any such entities.

Petroleum and Natural Gas Operations
The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a greater than 20% change in the rate of depletion and depreciation.

Amortization of these costs plus future development costs to develop proved reserves is calculated on a country-by-country basis using the unit-of-production method based on estimated proved reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

The carrying value of the Trust’s petroleum and natural gas properties is compared to the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves on a country by country basis. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the assets to the estimated net present value of future cash flows from proved plus probable reserves (the “ceiling test”). This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust’s proportionate interest in such activities.

2006 Annual Report - Vermilion Energy Trust	9

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Trust recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted costs. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates. The ceiling test calculation is based on the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves. The asset retirement obligation is based on estimated liabilities related to legal obligations associated with future retirement of property, plant and equipment. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have an original maturity date of not more than 90 days.

Furniture and Equipment
Furniture and equipment are recorded at cost and are amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude Oil Inventory
Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis.

Long-Term Investments
Investments in which the Trust has significant influence are accounted for using the equity basis of accounting whereby the investment cost is increased or decreased for the Trust’s percentage of net earnings or loss and reduced by dividends paid to the Trust.

Long-term investments over which the Trust does not have significant influence are carried at cost. Dividends received or receivable from the investments are included in the Trusts net earnings, with no adjustment to the carrying amount of the investment.

The Trust expenses any decline in the fair value of long-term investments below their carrying value when management assesses the decline to be other than temporary.

Goodwill
Goodwill is tested for impairment at least annually by comparing the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds the fair value, an impairment loss will be recognized for the excess.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.

Derivative Financial Instruments
The Trust has elected to not designate any of its price risk management activities as accounting hedges and accounts for derivative financial instruments at fair value. The Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for trading purposes. The fair value of derivative financial instruments are recorded in the consolidated balance sheets with changes in fair value of derivative financial instruments recognized in earnings during the period.

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2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unit Compensation
The Trust has unit-based long-term compensation plans for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the fair value of the award at the date of grant. Unit compensation expense is deferred and recognized in earnings over the vesting period of the awards with a corresponding increase or decrease in contributed surplus.

The amount previously recognized in contributed surplus together with the consideration paid upon the exercise of unit rights is recorded as an increase in unitholders’ capital. The Trust has not incorporated an estimated forfeiture rate for awards that will not vest, rather, the Trust accounts for forfeitures as they occur. See Note 10 for a description of the long-term unit compensation plans.

Per-unit Amounts
Net earnings per unit are calculated using the weighted-average number of units outstanding during the period. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period. The treasury stock method assumes that the aggregate of the proceeds received from the exercise of “in the money” trust unit rights and the deemed proceeds related to unrecognized unit based compensation expense are used to repurchase units at the average market price during the period. Trust unit awards outstanding are converted at estimated performance factors.

Foreign Currency Translation
Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and
-    Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

Reclamation Fund
A reclamation fund has been created by the Trust to ensure that assets are available to fund future abandonment and reclamation work on wells, plants and facilities. Reclamation fund assets are comprised of bonds, which are carried at amortized cost and cash and equity securities which are carried at cost. The Trust expenses any decline in the fair value of reclamation fund assets below their carrying value when management assesses the decline to be other than temporary.

Income Taxes
The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

Income taxes are calculated in the subsidiary companies using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated financial statements of the Trust and their respective underlying tax base, using substantively enacted income tax rates in the respective tax jurisdictions that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which a change occurs.

The Trust is subject to current income taxes in France, the Netherlands and Australia based on the tax legislation of each respective country.

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2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exchangeable Shares - Non-controlling Interest
The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources’ equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets, or goodwill as appropriate.

Distributions
The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust’s policy, it will pay distributions to its unitholders subject to satisfying its financing covenants, making loan repayments and, if applicable, funding future asset retirement obligations.

3. INVESTMENTS AND ACQUISITIONS

a) Verenex Energy Inc.
On June 29, 2004 Verenex Energy Inc. (“Private Verenex”), a subsidiary of the Trust, amalgamated with Prairie Fire Oil & Gas Ltd. (“Prairie Fire”). The common shares of Prairie Fire were exchanged for common shares of the resulting issuer, Verenex Energy Inc. (“Verenex”) on the basis of one Verenex share for every 25 Prairie Fire shares, and each Private Verenex share was exchanged for one common share of Verenex. As a result of the share exchange control passed to Verenex as it owned the majority of the issued and outstanding shares of the combined entity. Accounting principles applicable to reverse takeovers were applied to record this acquisition. Net assets of Prairie Fire were deemed to have been purchased by Verenex, at fair value, through the exchange of capital.

In conjunction with the transaction described above, Vermilion sold to Verenex exploration interests in France and a royalty on producing oil and gas assets in Alberta in exchange for 10 million common shares. The sale of assets was recorded at the underlying cost of the assets to the Trust due to the related party nature of the transaction. The Trust also subscribed for 2 million of common shares at a price of $2.50 per share through Verenex’s $32.6 million private placement on June 29, 2004.

On December 15, 2005 Verenex completed a $26 million private placement in which Vermilion subscribed for 3.1 million shares at a price of $3.20 per share, representing 38% of the private placement resulting in the Trust’s equity interest in Verenex being reduced to 49% from 53%.

Effective December 15, 2005, the Trust discontinued consolidating the financial results of Verenex, as the Trust was no longer considered to control Verenex. The investment in Verenex has since been accounted for using the equity basis of accounting. Comparative figures have not been restated.

The impact of no longer consolidating Verenex had the following effect on the Trust’s December 31, 2005 balance sheet:

(000’s)	Increase (Decrease )
Current assets	$(36,344)
Capital assets	(15,951)
Current liabilities	(2,716)
Non-controlling interest	(26,948)
Contributed surplus	(3,591)
Initial investment in Verenex	19,040
Equity in income of affiliate from December 15 to December 31, 2005	56
Investment in Verenex at December 31, 2005	$19,096

On December 21, 2006, Verenex completed a $33.2 million bought-deal financing in which Vermilion purchased 1,171,875 common shares at a price of $6.40 per share, representing 23% of the bought-deal financing. This reduced the Trust’s equity interest in Verenex to 45% from 49%.

b) Glacier Energy Limited (“Glacier”)
On June 16, 2004, the Trust acquired 5.4 million shares of Glacier for consideration of 50% of the Trust’s working interest in the CBM and shallow gas rights over certain of its lands. On June 20, 2005, the Trust acquired an additional 0.9 million shares of Glacier at a price of $2.50 per share as part of a private placement completed by Glacier.

2006 Annual Report - Vermilion Energy Trust	12

3. INVESTMENTS AND ACQUISITIONS (Continued)

On December 7, 2005, the Trust acquired the outstanding shares of Glacier, not already owned by the Trust, for total cash consideration of $87.0 million. Equity income of affliate of $0.2 million was recorded by the Trust up to December 7, 2005. The acquisition was accounted for using the purchase method of accounting, effective from December 7, 2005 as follows:

Allocation of purchase price:	First Purchase	Second Purchase	Total
Capital assets	$7,903	$98,918	$106,821
Goodwill	-	19,840	19,840
Future income taxes	-	(26,845)	(26,845)
Asset retirement obligation	-	(300)	(300)
	$7,903	91,613	99,516
Investment in Glacier	(7,903)	-	(7,903)
	-	91,613	91,613
Working capital	-	(4,577)	(4,577)
Cash paid	$-	$87,036	$87,036

c) Australia Acquisition
On March 31, 2005, the Trust acquired $95.0 million of producing properties in Australia. The purchase price allocation was determined as follows:

Petroleum and natural gas assets and equipment	$113,840
Asset retirement obligation	(18,873)
94,967
Accounts payable and accrued liabilities	(4,649)
Cash paid	$90,318

d) Esso Rep Acquisition
On July 10, 2006, the Trust, through its France subsidiary, acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation. On July 12, 2006, the Trust acquired the remaining 10.114% interest in Esso Rep from another party. As no significant transactions occurred affecting the results of operations or the fair value of assets acquired and liabilities assumed during the two day period between these two events, the acquisition has been accounted for using the purchase method of accounting with the allocation of the purchase price determined as at July 10, 2006. Results of operations are included in the consolidated results from that date. The aggregate purchase price, exclusive of the acquired working capital deficiency, was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million. Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS. The purchase price allocation has been determined as follows:

Capital assets	$256,320
Asset retirement obligation	(20,636)
Future income taxes	(66,239)
Cash	1,996
Working capital, excluding cash	(44,841)
Total consideration	$126,600

4. CAPITAL ASSETS

2006	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$1,841,854	$657,988	$1,183,866
Furniture and equipment	9,598	6,148	3,450
	$1,851,452	$664,136	$1,187,316

2006 Annual Report - Vermilion Energy Trust	13

4. CAPITAL ASSETS (Continued)

2005	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$1,393,053	$504,094	$888,959
Furniture and equipment	7,566	5,168	2,398
	$1,400,619	$509,262	$891,357

As at December 31, 2006 and 2005 there were no costs for undeveloped properties to exclude from the depletion and depreciation calculation. During the year, the Trust capitalized $0.4 million (2005 - $0.3 million) of overhead costs related to exploration and development activities.

The Trust performed ceiling test calculations at December 31, 2006 and 2005 to assess whether the carrying value of petroleum and natural gas properties and equipment is recoverable. Based on the calculations, the undiscounted future cash flows from the Trust’s proved reserves exceeded the carrying values of the Trust’s petroleum and natural gas properties and equipment at December 31, 2006 and 2005.

The benchmark prices used in the calculation are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia
2007	$50.63	$63.06	$50.06	$66.38
2008	$50.52	$61.02	$47.25	$64.08
2009	$50.74	$58.94	$45.68	$61.78
2010	$50.36	$57.84	$44.49	$60.63
2011	$50.74	$57.78	$44.13	$60.63
Average increase thereafter	2.0%	2.0%	2.0%	2.0%

5. ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

The total asset retirement obligation was determined by management based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $127.5 million as at December 31, 2006 (2005 - $70.2 million) based on a total undiscounted future liability before inflation adjustment of $367.1 million (2005 - $236.7 million). These payments are expected to be made over the next 47 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:

	2006	2005
Carrying amount, beginning of period	$70,214	$51,688
Increase in liabilities in the period	21,297	19,656
Disposition of liabilities in the period	(4,217)	(948)
Change in estimate	24,946	3,089
Accretion expense	7,380	4,935
Foreign exchange	7,874	(8,206)
Carrying amount, end of period	$127,494	$70,214

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. In 2006, the Trust contributed $9.6 million (2005 - $25.2 million) to the reclamation fund.

The following table reconciles the Trust’s reclamation fund investments:

	Carrying	Carrying
	Value	Value
	2006	2005
Cash and short-term investments, at cost (market value 2006 - $30.7 million; 2005 - $25.8 million)	$30,685	$25,789
Bonds, at amortized cost (market value 2006 - $17.4 million; 2005 - $11.2 million)	17,458	11,217
Equity securities, at cost (market value 2006 - $10.7 million; 2005 - $5.7 million)	8,214	5,192
	$56,357	$42,198

2006 Annual Report - Vermilion Energy Trust	14

5. ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND (Continued)

A portion of the cash and short term investments as well as all of the bonds and equity securities which comprise the reclamation fund are professionally managed by third parties.

6. LONG-TERM DEBT

As at December 31, 2006, the Trust had an unsecured covenant based revolving credit facility in the amount of $500 million. The revolving period under the term loan is expected to expire in July 2007 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

7. INCOME TAXES

The net future income tax liability at December 31, 2006 and 2005 is comprised of the following:

	2006	2005
Future income tax liabilities:
Capital assets	$(250,282)	$(176,736)
Derivative contracts	(2,095)	(266)
Partnership income deferral	(5,069)	(44,666)
Future income tax assets:
Non-capital losses	22,920	41,824
Asset retirement obligation	8,689	17,743
Basis difference of investments	1,176	1,556
Share issue costs	30	70
Net future income tax (liability)	$(224,631)	$(160,475)

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 34.50% (2005 - 37.62%), as follows:

	2006	2005
Earnings before income taxes and other items	$188,307	$196,215
Canadian corporate tax rate	34.50%	37.62%
Expected tax expense	64,966	73,816
Increase (decrease) in taxes resulting from:
Income attributable to the unitholders	(45,069)	(40,971)
Non-deductible Crown payments	4,071	10,344
Resource allowance	(2,863)	(8,244)
Foreign tax rate differentials*	(8,563)	(2,689)
Statutory rate changes	(9,490)	-
Capital taxes	(179)	901
Unit compensation expense	8,539	3,792
Amended returns and pool estimate variances	4,653	(3,781)
Foreign exchange	10,064	(9,172)
Other	398	771
Provision for income taxes	$26,527	$24,767

* The corporate tax rate in France is 34.4%, 41% in the Netherlands and 30% in Australia

On October 31, 2006, the Government of Canada proposed changes to the tax treatment of income trusts that would take effect in 2011. If enacted, these changes would affect the taxable status of the Trust and would result in the recording of future income taxes at the Trust level.

2006 Annual Report - Vermilion Energy Trust	15

8. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

The Trust is authorized to issue an unlimited number of units of the Trust. Upon conversion to a Trust, 6.0 million exchangeable shares of the Company were issued.

The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distributions paid on the trust units. Cash distributions are not paid on the exchangeable shares. On the 10th anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units on the basis of an exchange ratio as at the last business day prior to the redemption date (see Note 9).

The Trust established a Distribution Reinvestment Plan (“DRIP”) in conjunction with the Trust’s transfer agent to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2006, the Trust issued 0.6 million units for proceeds of $18.8 million (2005 - 0.7 million units for proceeds of $15.9 million).

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2004	60,707,660	$244,015
Distribution reinvestment plan	674,766	15,850
Issued on conversion of exchangeable shares	73,692	1,623
Transfer from contributed surplus on unit right exercise	-	4,178
Trust units issued for bonus plan	40,246	827
Unit rights exercised	1,011,850	8,320
Balance as at December 31, 2005	62,508,214	274,813
Distribution reinvestment plan	609,907	18,811
Issued on conversion of exchangeable shares	225,132	7,430
Unit rights exercised and issuance of units on vesting of Trust Unit Award Plan grants	1,350,541	11,116
Transfer from contributed surplus on unit right exercise and vesting of Trust Unit Award Plan grants	-	8,436
Trust units issued for bonus plan	14,400	429
Balance as at December 31, 2006	64,708,194	$321,035
	2006	2005
Contributed Surplus
Opening balance	$14,566	$9,136
Unit compensation expense (Note 10)	24,383	13,199
Transfer to unitholders’ capital on unit right exercise and vesting of Trust Unit Award Plan grants	(8,436)	(4,178)
De-consolidation of Verenex (Note 3)	-	(3,591)
Ending balance	$30,513	$14,566

9. NON-CONTROLLING INTEREST

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

2006 Annual Report - Vermilion Energy Trust	16

9. NON-CONTROLLING INTEREST (Continued)

	2006	2005
Exchangeable Shares
Opening number of exchangeable shares	4,619,335	4,675,961
Exchanged for trust units	(160,416)	(56,626)
Ending Balance	4,458,919	4,619,335
Ending exchange ratio	1.46741	1.37836
Trust units issuable upon conversion	6,543,062	6,367,107

Following is a summary of the non-controlling interest:
	2006	2005
Non-controlling interest, beginning of year	$38,760	$24,686
Reduction of book value for conversion to trust units	(1,897)	(325)
Current period net earnings attributable to non-controlling interest	14,917	14,399
Non-controlling interest, end of year	$51,780	$38,760

10. UNIT COMPENSATION PLANS

Unit Rights Incentive Plan
The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date. No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value:

	2005	2004
Expected volatility	22.33%	22.33%
Risk-free interest rate	4.0%	4.0%
Expected life of option (years)	5.0	5.0
Fair value per option	$5.28	$4.16 - $5.52

The dividend yield is offset by the reducing strike price feature of the plan resulting in using a zero dividend yield in the option-pricing model. The remaining fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. During the year, $2.6 million of the fair value has been recorded as compensation expense (2005 - $6.8 million). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.

The following table summarizes information about the Trust’s unit rights:

		2006		2005
	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Opening Balance	3,617,750	$13.81	4,744,100	$13.99
Granted	-	-	48,600	20.20
Cancelled	(177,800)	17.85	(163,100)	16.79
Exercised	(1,195,692)	12.63	(1,011,850)	12.13
Closing balance	2,244,258	$14.12	3,617,750	$14.47

2006 Annual Report - Vermilion Energy Trust	17

10. UNIT COMPENSATION PLANS (Continued)

A summary of the plan as at December 31, 2006 is as follows:

Remaining
Range of Exercise	Adjusted	Number of Rights	Contractual Life		Number of Rights
Price at Grant Date	Exercise Price	Outstanding	of Right (Years	)	Exercisable
$11.45	$3.46	1,263,375	1.08		1,263,375
$11.46 - $15.00	$3.64 - $7.18	119,400	1.39		119,067
$15.01 - $19.56	$8.89 - $13.44	861,483	2.66		495,716

Trust Unit Award Incentive Plan
In 2005, the Board of Directors established a new trust unit award incentive plan (the “Award Plan”) governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that are designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable.

Upon vesting, the grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA’s is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA’s originally granted. The vesting date for all restricted units is on the date that is the third anniversary of the date of the Unit Award grant except for awards granted in the grantee’s first year of service which vest over three years.

The following table summarizes information about the Award Plan:

Number of Awards
Balance December 31, 2005	655,550
Granted	521,275
Vested	(76,775)
Cancelled	(132,250)
Balance December 31, 2006	967,800

Compensation expense of $21.8 million was recorded during the year ended December 31, 2006 (2005 - $3.3 million).

Verenex Energy Inc. Compensation Plans
Effective December 15, 2005, Verenex is not considered to be controlled by the Trust (Note 3). In 2005, $3.1 million was recognized in stock compensation expense for the options and warrants of Verenex up to December 15, 2005. Subsequent to that date, Verenex has been accounted for as an equity investment.

Phantom Award Incentive Plan
In September 2006, the Board of Directors approved for certain employees not eligible to participate in the Award Plan, a new long-term incentive plan which provides for cash payments based on the market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Awards granted in 2006 will vest over three years.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $1.2 million has been recorded as general and administration expense during the year ended December 31, 2006.

2006 Annual Report - Vermilion Energy Trust	18

11. PER-UNIT AMOUNTS

The following table shows the effect of dilutive securities on the weighted average trust units outstanding:

	2006	2005
Basic
Net earnings per unit	$2.30	$2.57
Weighted-average number of units outstanding (thousands)	63,977	61,755
Diluted
Net earnings per unit	$2.22	$2.49
Weighted-average number of units outstanding (thousands)	73,060	69,395

The number of units used to calculate diluted earnings per unit for the year ended December 31, 2006 of 73.1 million (2005 -69.4 million) includes the weighted-average number of units outstanding of 64.0 million (2005 - 61.8 million) plus 2.5 million (2005 - 1.2 million) units related to the dilutive impact of the unit rights incentive and trust unit award plans and 6.6 million for outstanding exchangeable shares at the period end exchange ratio (2005 - 6.4 million).

The determination of diluted net earnings per unit was not affected by unit rights that would be anti-dilutive as the respective exercise prices exceeded the average market price of the units. Net earnings attributable to the non-controlling interest-exchangeable shares is added back to net earnings from operations in calculating dilutive per unit amounts.

12. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q1 2007	costless	250	$58.00 - $83.85
Q1 2007	US$0.11/bbl	250	$65.00 - $90.00
Q1 2007	US$0.06/bbl	500	$70.00 - $90.00
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Put
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q2 2007	$0.35/GJ	2,500	$6.50 - $7.85
Q2 2007	$0.25/GJ	2,500	$6.25 - $7.96
April-October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Put
Q1 2007	$0.34/GJ	4,000	$6.37
Q1 2007	$0.34/GJ	3,000	$6.60
Q1 2007	$0.34/GJ	3,000	$6.44

2006 Annual Report - Vermilion Energy Trust	19

12. DERIVATIVE INSTRUMENTS (Continued)

Through January 1, 2004 the fair value of all outstanding derivative financial instruments that were not recorded as accounting hedges were recorded on the consolidated balance sheets with an offsetting amount to deferred charges. The deferred charge was recognized into revenue over the life of the associated contracts. The remaining deferred charge at January 1, 2005 was $4,718 and was recognized as a charge to revenue in that year.

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

	2006	2005
Fair value of contracts, beginning of period	$783	$(21,610)
Opening unrealized (gain) loss on contracts settled during the period	(783)	21,610
Realized (loss) on contracts settled during the period	(222)	(41,180)
Unrealized gain during the period on contracts outstanding at the end of the period	1,354	783
Purchase of derivative contracts at fair value	4,926	-
Net payment to counterparties under contract settlements during the period	222	41,180
Fair value of contracts, end of period	6,280	783
Comprised of:
Current derivative asset	1,624	1,166
Current derivative liability	-	(383)
Non-current derivative asset	4,656	-
	$6,280	$783

The (gain) loss on derivative instruments for the period is comprised of the following:
	2006	2005
Realized loss on contracts settled during the period	$222	$41,180
Opening unrealized gain (loss) on contracts settled during the period	783	(21,610)
Unrealized (gain) loss during the period on contracts outstanding at the end of the period	(1,354)	(783)
(Gain) loss on derivative instruments for the period	$(349)	$18,787

Pursuant to an acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.

The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately one half of the expected production subject to the related provision. The total cost of this derivative transaction was $4.9 million.

The Trust has determined that any potential future payments under this provision would constitute additional consideration. As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition. If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2006 and 2005 as a result of the short-term nature of these instruments and, in the case of long-term debt, having variable interest rates which approximate market value.

2006 Annual Report - Vermilion Energy Trust	20

13. CASH FLOW INFORMATION

The following amounts represent the changes in non-cash working capital:

	2006	2005
Accounts receivable	$10,497	$(13,087)
Crude oil inventory	18,571	(5,811)
Prepaid expenses and other	(4,085)	(4,369)
Accounts payable and accrued liabilities	(62,399)	(17,017)
Foreign exchange	4,181	531
Changes in non-cash working capital	$(33,235)	$(39,753)

14. SEGMENTED INFORMATION

The Trust has operations principally in Canada, France, the Netherlands and Australia. The Trust’s entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2006	2005
Petroleum and natural gas revenue
Canada	$208,306	$243,199
France [1]	201,650	133,729
Netherlands	92,592	72,525
Australia [2]	115,524	80,485
	$618,072	$529,938
Net earnings
Canada	$26,658	$57,383
France [1]	60,079	47,652
Netherlands	29,660	24,038
Australia [2]	30,526	29,398
	$146,923	$158,471
Funds from operations
Canada	$110,546	$130,023
France [1]	133,433	62,145
Netherlands	53,125	50,940
Australia [2]	45,398	35,057
	$342,502	$278,165
Capital expenditures
Canada	$111,216	$141,022
France [1]	209,364	50,649
Netherlands	3,673	12,434
Australia [2]	8,566	96,005
	$332,819	$300,110
Total assets
Canada	$627,147	$588,462
France [1]	542,074	255,816
Netherlands	148,710	121,296
Australia [2]	144,908	146,165
	$1,462,839	$1,111,739
1 France segmented information reflects the acquisition of Vermilion Emeraude Rep SAS effective July 10, 2006
2 Australia assets were acquired March 31, 2005

2006 Annual Report - Vermilion Energy Trust	21

15. LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments:

	Carrying Value 2006	Carrying Value 2005
Portfolio investments, at cost (market value 2006 - $5.2 million; 2005 - $5.2 million)	$496	$541
Investment in Verenex Energy Inc., equity method	26,656	19,096
	$27,152	$19,637

16. RELATED PARTY TRANSACTIONS

During the period, Vermilion initially paid for various expenditures on behalf of Verenex and then recovered such amounts from Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

17. COMMITMENTS

The Trust has various commitments associated with its business operations, none of which, in managements view, are significant.

18. GUARANTEES

In the normal course of operations, the Trust executes agreements that provide for indemnification and guarantees to counter-parties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by the counterparties.

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences, as they apply to the Trust are shown below.

2006 Annual Report - Vermilion Energy Trust	22

The application of U.S. GAAP would have the following effect on net earnings:

	2006	2005
		(Restated (e and h))
Net earnings as reported under Canadian GAAP	$146,923	$158,471
Differences having the effect of increasing (decreasing) net earnings
Unit compensation (a)	(27,291)	-
Non-controlling interest adjustment (c)	14,917	14,399
Gain on marketable securities (e)	1,973	3,011
Amortization of deferred derivative charge (d)	-	4,718
Depletion, depreciation and accretion (c, f and g)	(16,225)	628
Equity-method accounting adjustments (h)	(1,798)	(3,718)
Dilution gain on sale of shares by equity-method investee (i)	9,429	-
Deferred tax consequences of U.S. GAAP adjustments	11,825	212
Net earnings under U.S. GAAP before cumulative effect of change in accounting principle	$139,753	$177,721
Cumulative effect of change in accounting principle (a)	(49,276)	-
Net earnings under U.S. GAAP	$90,477	177,721
Accumulated earnings, beginning of year, as previously reported, under U.S. GAAP	$(1,282,815)	(746,578)
Prior period adjustments (e and h)	1,129	1,423
Accumulated earnings, beginning of year, as restated, under U.S. GAAP	(1,281,686)	(745,155)
Temporary equity adjustment to accumulated earnings (b)	133,206	(714,252)
Accumulated earnings, end of period, under U.S. GAAP	$(1,058,003)	$(1,281,686)
Earnings per trust unit under U.S. GAAP before cumulative effect of change in accounting principle
Basic	$1.98	$2.61
Diluted	$1.90	$2.56
Cumulative effect of change in accounting principle (a)
Basic	$(0.70)	$-
Diluted	$(0.67)	$-
Earnings per trust unit under U.S. GAAP
Basic	$1.28	$2.61
Diluted	$1.23	$2.56
Weighted average trust units outstanding
Basic (c)	70,563,021	68,122,539
Diluted (c)	73,409,726	69,395,074

2006 Annual Report - Vermilion Energy Trust	23

The application of U.S. GAAP would have the following effect on the consolidated balance sheets:

	2006	2006	2005	2005
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
ASSETS				(Restated (e and h))
Current
Cash and cash equivalents	$26,950	$26,950	$42,777	$42,777
Accounts receivable	120,573	120,573	75,098	75,098
Crude oil inventory	4,898	4,898	10,279	10,279
Fair value of derivative instruments	1,624	1,624	1,166	1,166
Prepaid expenses and other	13,473	13,473	9,387	9,387
	167,518	167,518	138,707	138,707
Fair value of derivative instruments	4,656	4,656	-	-
Long-term investments (e, h and i)	27,152	35,769	19,637	20,578
Goodwill	19,840	19,840	19,840	19,840
Reclamation fund (e)	56,357	58,793	42,198	42,706
Capital assets (c, f and g)	1,187,316	1,164,328	891,357	890,127
	$1,462,839	$1,450,904	$1,111,739	$1,111,958
LIABILITIES
Current
Accounts payable and accrued liabilities	$139,672	$139,672	$90,422	$90,422
Unit-based compensation liability (a)	-	75,833	-	-
Distributions payable to unitholders	11,000	11,000	10,626	10,626
Income taxes payable	13,419	13,419	11,607	11,607
Fair value of derivative instruments	-	-	383	383
	164,091	239,924	113,038	113,038
Long-term debt	358,236	358,236	271,099	271,099
Asset retirement obligation	127,494	127,494	70,214	70,214
Unit-based compensation liability (a)	-	15,348	-	-
Future income taxes	224,631	220,429	160,475	168,098
	874,452	961,431	614,826	622,449
Non-controlling interest - exchangeable shares (c)	51,780	-	38,760	-
Temporary equity (a, b and c)	-	2,025,854	-	2,118,935
UNITHOLDERS’ EQUITY
Unitholders’ capital (b)	321,035	-	274,813	-
Contributed surplus	30,513	-	14,566	-
Accumulated earnings	663,437	(1,058,003)	516,514	(1,281,686)
Accumulated cash distributions	(478,378)	(478,378)	(347,740)	(347,740)
	536,607	(1,536,381)	458,153	(1,629,426)
	$1,462,839	$1,450,904	$1,111,739	$1,111,958

a)  Unit compensation

On January 1, 2006 the Trust adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” using the modified prospective application method. As a result of adopting this standard, the Trust’s unit-based compensation plans are now accounted for as liability plans whereas under Canadian GAAP and the previous U.S. standard, SFAS No. 123 “Accounting for Stock-Based Compensation” the plans are considered equity plans. Under equity plan accounting, a fair value is determined for a unit-based compensation award at the date of grant. This fair value is recognized as an expense over the relevant vesting period with a corresponding increase in temporary equity. Liability plan accounting requires that the fair value associated with a unit-based award be remeasured at each reporting date until settlement with the corresponding changes in fair value reflected in net earnings. In the case of unit rights incentive plan awards, the Trust considers that settlement has occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the unit right has been exercised. For trust unit awards, settlement is considered to have occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the trust unit has vested. Upon settlement, the fair value of the award is reclassified to temporary equity.

2006 Annual Report - Vermilion Energy Trust	24

The adoption of SFAS No. 123(R) on January 1, 2006 resulted in the recording of a unit-based compensation liability of $63,842, a decrease to temporary equity of $14,566 and a corresponding expense of $49,276 representing the cumulative effect of a change in accounting principle. As required by the transitional provisions of SFAS 123(R) associated with the modified prospective application method, prior periods have not been restated.

The fair value of trust unit awards is determined using closing market prices. The fair value of unexercised unit rights incentive plan awards was determined using the Black-Scholes model incorporating management’s estimates as follows:

	December 31, 2006	January 1, 2006
Expected volatility	20.80%	19.42%
Risk-free interest rate	3.97%	3.87%
Expected life of option (years)	1.4	2.4
Fair value per option	$24.89	$19.40

b)   Temporary equity

As trust units are redeemable on demand for cash under the terms of the Trust Indenture, U.S. GAAP requires that trust units be carried at their redemption value outside of permanent equity. Changes in the redemption value are reflected as adjustments to accumulated earnings. Under Canadian GAAP, the trust units are considered permanent equity.

c)   Non-controlling interest adjustment

Under Canadian GAAP exchangeable shares are classified as non-controlling interest to reflect a minority ownership in a subsidiary of the Trust. As these exchangeable shares are ultimately to be converted into trust units (see Note 9), they are classified as temporary equity under U.S. GAAP. Accordingly, non-controlling interest net income as recorded under Canadian GAAP is eliminated. In addition, increases to capital assets recorded during the year ended December 31, 2006 of $5,533 (2005 - $13,310) related to the conversion of exchangeable shares, as well as the related depletion and depreciation effects, have been eliminated.

Under U.S. GAAP, the exchangeable shares are included in the calculation of basic weighted average trust units outstanding whereas under Canadian GAAP they are only incorporated into diluted weighted average trust units outstanding.

d)   Amortization of deferred derivative charge

Effective January 1, 2004, the Trust prospectively adopted Accounting Guideline 13 “Hedging Relationships” (“AcG-13”) under Canadian GAAP. This effectively eliminated U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods.

During 2005 a deferred charge of $4,718 related to the adoption of AcG-13 was amortized to income. This charge was previously recognized under U.S. GAAP.

e)   Gain on marketable securities

The Trust has investments in equity securities that are carried at cost under Canadian GAAP whereas under U.S. GAAP these equity investments must be carried at fair value. The Trust has elected to reflect gains and losses associated with changes in fair value of these securities under U.S. GAAP in net earnings. Prior to 2006 these investments were not recorded at fair value on the Trust’s U.S. GAAP balance sheet and accordingly the comparative financial statements for 2005 have been restated. This restatement increased opening retained earnings by $1,423 at January 1, 2005, increased long-term investments by $5,167 and increased deferred income tax liability by $1,584 as at December 31, 2005, increased gain on marketable securities by $3,011 and decreased future income tax recovery by $851 for the year ended December 31, 2005.

2006 Annual Report - Vermilion Energy Trust	25

f)   Liability method of accounting for income taxes

In 2000, the Trust adopted the liability method of accounting for income taxes for Canadian GAAP. The change to the liability method eliminated a difference between Canadian and U.S. GAAP, however, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under U.S. GAAP the deferred income taxes that resulted would have been reflected in capital assets. As a result of the difference in implementation method, depletion and depreciation expense differs between U.S. and Canadian GAAP due to the additional amounts reflected as capital assets under U.S. GAAP. During the year ended December 31, 2006 additional depletion and depreciation of $1,321 (2005 -$1,603) was recorded under U.S. GAAP.

g)   Ceiling test

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on unescalated prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Trust’s property, plant and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves and if an impairment loss is determined to have occurred, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to income. The application of the impairment test under U.S. GAAP at December 31, 2006 resulted in a writedown of capitalized costs of $17,039 on a before-tax basis. This writedown is reflected as additional depletion expense. The application of the impairment test under U.S. GAAP did not result in a writedown of capitalized costs for the year ended December 31, 2005.

h)   Equity-method accounting adjustments

Under Canadian GAAP, entities that use the full-cost method of accounting adjust depletion reported by equity-method investees to result in the investor’s reported net income being the same as if the investee had been consolidated. Accordingly, depletion and ceiling test calculations are recalculated using reporting-entity cost-centres which include figures related to the equity method investee. Under U.S. GAAP no such adjustments are recorded in relation to equity method investees. The Trust’s U.S. GAAP reconciliation for the year ended December 31, 2005 did not reflect these differences between Canadian and U.S. GAAP and accordingly the comparative financial results for 2005 have been restated. This restatement decreased long-term investments by $3,718 and decreased deferred income tax liability by $1,264 as at December 31, 2005, decreased equity in earnings of affiliate by $3,718 and increased future income tax recovery by $1,264 for the year ended December 31, 2005.

i)    Dilution gain on sale of shares by equity-method investee

Under Canadian GAAP, entities that use the full-cost method of accounting only recognize dilution gains on sales of shares by equity method investees if the sale is, in substance, a sale of oil and gas properties, in situations where crediting the proceeds to the relevant cost-centres results in a change of at least 20% to the related depletion, depreciation and amortization rates. Under U.S. GAAP there is no similar guidance which would preclude the recognition of a dilution gain related to equity-method investees and accordingly, the Trust has recorded a gain related to Verenex’s share offering which closed in December, 2006.

j)    Effects on statements of cash flows

The Trust presents funds from operations before changes in non-cash working capital as a subtotal in the consolidated statement of cash flows. This line item would not be presented in a cash flow statement prepared in accordance with U.S. GAAP.

2006 Annual Report - Vermilion Energy Trust	26

k)   Recent U.S. Accounting Standards

•
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that otherwise would require bifurcation. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Trust is currently assessing the impact that SFAS 155 will have on its results of operations and financial position.

•
The FASB introduced SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a single authoritative definition of fair value based upon the assumptions market participants would use when pricing an asset or liability and creates a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, additional disclosures are required, including disclosures of fair value measurements by level within the fair value hierarchy. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust does not believe that the adoption of SFAS 157 will have a material impact on its results of operations and financial position.

•
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Trust is currently evaluating the provisions of SFAS 159 and assessing the impact the standard may have on its financial position and results of operations.

•
FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”), prohibits companies from accruing as a liability in annual and interim periods the future costs of periodic major overhauls and maintenance of plant and equipment (the “accrue-in-advance method”). Other previously acceptable methods of accounting for planned major overhauls and maintenance (the direct expense, built-in overhaul and deferral methods) will continue to be permitted. The new requirements apply to entities in all industries for fiscal years beginning after December 15, 2006, and must be retrospectively applied. The Trust does not believe that the adoption of this FSP will have a material impact on its results of operations and financial position.

•
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust is currently assessing the impact that FIN 48 will have on its results of operations and financial position.

•
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. SAB 108 is effective for fiscal years ending after November 15, 2006. The Trust does not believe that the adoption of SAB 108 will have a material impact on its results of operations and financial position.

2006 Annual Report - Vermilion Energy Trust	27

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald 1, 2, 3, 4, [5] Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3] Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi 2, [3]
Chairman,
Parkbridge Lifestyle Communities Inc.
President, Rosebridge Capital Corp. Inc.
Calgary, Alberta

William F. Madison 2, 4, [5] Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

OFFICERS & KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng. Executive Vice President & COO

Keith D. Hartman, P.Eng. Vice President Exploitation

Raj C. Patel, P.Eng. Vice President Marketing

Paul L. Beique
Director Investor Relations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B. Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE

Daniel Goulet, P.Eng. Directeur Général Vermilion REP SAS

NETHERLANDS

Peter Sider, P.Eng.
Managing Director
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA

Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company
of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

HEAD OFFICE
2800, 400 - 4TH Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
vermilionenergy.com

2006 Annual Report - Vermilion Energy Trust	28